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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                          COMMISSION FILE NUMBER 1-8129

                           NOTIFICATION OF LATE FILING

         (Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q
[ ]  Form N-SAR

For Period Ended:     December 31, 2000
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[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:       Not Applicable
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    Not Applicable
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                         PART I. REGISTRANT INFORMATION

Full name of registrant      Allied Holdings, Inc.
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Former name if applicable

           Not Applicable
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Address of principal executive office (Street and number)

                    160 Clairemont Avenue, Suite 200
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City, State and Zip Code     Decatur, Georgia  30030
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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 Form 10-K") in order to reflect recent developments concluded prior to the prescribed due date for the 2000 Form 10-K. Additional time is required because the Company is finalizing material modifications to certain covenants under its credit facility and its subordinated debt facility. Without these modifications, the Company anticipates that it would be in non-compliance with these covenants. These modifications affect the information required by Form 10-K. Due to difficulties and issues associated with negotiating and finalizing these modifications, which were beyond the Company's control, the Company was unable to timely file the 2000 Form 10-K without unreasonable effort or expense. The Company expects to file its 2000 Form 10-K by the first business day following the fifteenth calendar day after the original due date, as allowed by Rule 12b-25.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

     Thomas M. Duffy                404                       370-4225
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         (Name)                 (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the fiscal year ended December 31, 2000, the Company expects to report a net loss of ($6,301,000) (or $0.79 per basic and diluted share) as compared to net income of $1,549,000, or $0.20 per basic and diluted share, in 1999. Fiscal 2000 revenues were

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         $1.07 billion compared with $1.08 billion in the prior year, a decrease of $10 million. The Company attributes the lower operating results to a variety of factors, most significantly, a decrease in the number of vehicles delivered due to a decline in new vehicle production in the United States and Canada by the Company's three largest customers:
         DaimlerChrysler, Ford Motor Company, and General Motors Corporation.

                              Allied Holdings, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2001        By: /s/ Thomas M. Duffy
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                               Name:  Thomas M. Duffy
                               Title: Senior Vice President and General
                                      Counsel